Exhibit 99.1

ZTO Express Announces Board Changes

ZTO Express (Cayman) Inc. (NYSE:ZTO) (“ZTO” or the “Company”), a leading express delivery company in China, today announced the appointment of Mr. Tsun-Ming “Daniel” Kao, effective October 24, 2017, as an independent director on its board of directors to replace Mr. Baixi Lan, who resigned as director of the Company on the same day but will remain in his position as ZTO’s general manager of operations in Beijing. Mr. Kao has also been appointed as a member of the corporate governance and nominating committee, effective October 24, 2017.

Mr. Kao has more than sixteen years’ industry experience with leading e-commerce and Internet companies in the US and China. Mr. Kao most recently served as the chief technology officer at Vipshop (NYSE: VIPS) from 2012 to 2016.  Before joining Vipshop, Mr. Kao was the director of site operations and quality engineering at eBay Inc. (“eBay”). During his tenure at eBay, Mr. Kao focused on customer service enhancements, as well as online branding and organization growth strategies.  Prior to that, he was the enterprise architect for Acellops which provides integrated data center and cloud service monitoring software solutions to enterprises and service providers. In 2007, he co-founded AdChina Ltd., a leading integrated Internet advertising platform in China, where he also served as the chief technology officer. Earlier in his career, he worked at eBay as a principle software engineer and software development manager for seven years. Mr. Kao received a bachelor’s degree in computer science from Iowa State University.

The Company also announced the appointment of Mr. Charles Huang as a member of the audit committee to replace Mr. Meisong Lai, the appointment of Mr. Frank Zhen Wei as the chairman of the nominating and corporate governance committee to replace Mr. Meisong Lai and the appointment of Mr. Frank Zhen Wei as a member of the compensation committee to replace Mr. Jianfa Lai.  Each appointment took effect on October 24, 2017.

Mr. Meisong Lai, Chairman and Chief Executive Officer of ZTO, commented “I’d like to thank Baixi for his service during our first year as a listed company. I look forward to working closely with Daniel. His many years of experience in e-commerce and Internet companies will contribute greatly towards expanding the application of new technology and products across our network.”

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE:ZTO) (“ZTO” or the “Company”) is a leading express delivery company in China and one of the largest express delivery companies globally, in terms of total parcel volume in 2015, according to the iResearch Report. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

For investor and media inquiries, please contact:

ZTO
Ms. Sophie Li
Investor Relations Department
E-mail: ir@zto.com

Christensen
In China

Mr. Christian Arnell
Phone: +86-10- 5900-1548
E-mail: carnell@christensenir.com

In US

Mr. Tip Fleming
Phone: +1-917-412-3333
Email: tfleming@Christensenir.com